SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the month of October, 2009

                         Commission File Number 1-14948

                            Toyota Motor Corporation
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                 (Translation of Registrant's Name Into English)

                           1, Toyota-cho, Toyota City,
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                           Aichi Prefecture 471-8571,
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                                      Japan
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                    (Address of Principal Executive Offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Material Contained in this Report:


I. Press release dated October 29, 2009 with respect to the registrant's comments on media reports about the forecast of its semi-annual consolidated financial results and dividends for FY2010.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Toyota Motor Corporation



                                      By:      /s/ Takuo Sasaki
                                          --------------------------------------
                                          Name:    Takuo Sasaki
                                          Title:   Managing Officer




Date:  October 29, 2009